[Chapman and Cutler LLP Letterhead]

March 30, 2023

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 29, 2023 (the “Registration Statements”). The Registration Statements relate to the Innovator Premium Income 10 Barrier ETF™ – April, Innovator Premium Income 20 Barrier ETF™ – April, Innovator Premium Income 30 Barrier ETF™ – April and Innovator Premium Income 40 Barrier ETF™ – April (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – Additional Information About the Fund’s Principal investment Strategies

The Staff notes the Funds have made additional revisions to the chart in accordance with prior comments given by the Staff.  In order to assist shareholders understanding of the chart’s disclosure, please consider (i) emphasizing, in bold, the reference to the “U.S. Equity Index price return losses” and (ii) supplementing this reference to the fact that this refers to a “negative return.”

Response to Comment 1

The Funds have revised the above-referenced disclosure in accordance with the Staff’s comments.

Comment 2 – Website Disclosure

The Staff refers to the Trust’s response to Comment 7.2 in the letter dated March 28, 2023 with respect to the Trust’s website disclosure.  Please explain to the Staff why the Funds’ website reference to the updated  “No Bank Issuer Credit Risk” box is appropriate and not misleading, considering that such reference is not described in the Funds’ Registration Statements pursuant to the form requirements under Form N-1A

Response to Comment 2

The Funds respectfully disagree with the Staff’s assertion that this reference is misleading or that its website should contain only information that is disclosed in the Registration Statements. In addition, the Funds do not believe that the reference to “No Bank Issuer Credit Risk” conflicts with any statements made in the Registration Statements. Notwithstanding this position, the Funds have deleted the referenced box on its website. The Funds reserve the ability to create, in the future, written communications concerning the Funds, including website disclosures, in compliance with rules and regulations applicable to the Funds.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:         /s/ Morrison C. Warren

Morrison C. Warren